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Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

April 26, 2013

VIA EDGAR

Securities and Exchange Commission                              [Securian Logo]
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549-4644

RE: Post-Effective Amendment Pursuant to Rule 485(b)
    Variable Annuity Account File Numbers: 333-182763
    and 811-04294

Dear Ladies and Gentlemen:

On behalf of the Variable Annuity Account, (the "Registrant"), and in connection with the Registration Statement of the Registrant under the Securities Act of 1933 and the Investment Company Act of 1940, we are herewith filing electronically with the Securities and Exchange Commission (the "Commission"), pursuant to the Commission's EDGAR system. The amendment is being filed pursuant to Rule 485(b). In that regard, the Registrant requests that this filing become effective May 1, 2013.

The Registration Statement is being amended to include updated financial statements, and also to reflect staff comments. Pursuant to paragraph (b)(4) of Rule 485, I hereby represent, as Counsel responsible for preparation of the Post-effective amendment, that the amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

Any questions or comments regarding this filing may be directed to the undersigned at (651) 665-4145.

Sincerely,

/s/ Daniel P. Preiner

Daniel P. Preiner
Counsel